SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PROPOSAL RELATED TO THE MANAGEMENT’S COMPENSATION FOR FISCAL YEAR 2008

Purpose and Proposal

The management of the Company shall comprise the Board of Directors and the Officers. The Board of Directors is a collegiate body of deliberation and holding the top management of the Company. Currently it is composed of seven (7) members and seven (7) substitute members, elected by the Shareholder’s Meeting. The Board of Officers is the executive body of representation in the management, acting each of those members according to their respective competences, established in the Bylaws of the Company. Currently it is composed with six (6) members, elected by the Board of Directors of the Company.

In accordance with Section 152 of Law 6.404/76 and the Bylaws of the Company, it is upon the Shareholder’s Meeting of the Company to determine the annual compensation of its management.

According the functions executed by the bodies and considering market studies, it is proposed that the Shareholder’s Meeting fixes the global compensation of the management for the period of 2008 on eleven million and fifty nine thousand reais (R$ 11,059,000.00), being four hundred and fifty nine thousand reais (R$ 459,000.00) for the Board of Directors and ten million and six thousand reais (R$ 10,600,000.00) for the Board of Officers. Regarding the compensation of the Board of Officers, forty three percent (43%) corresponds to the fixed remuneration and fifty seven percent (57%) corresponds to the variable compensation (bond participation/results to be defined in accordance to the politics of compensation of the Company).

The value proposed for the compensation of the Board of Officers is consistent with the compensation approved by the shareholders for the financial year 2007 in the Shareholder’s Meeting held on May 30th, 2007.

Rio de Janeiro, March 04th, 2008.

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1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 11, 2008	By:	/s/ Mario Cesar Pereira de Araujo

Name: Mario Cesar Pereira de Araujo
Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.